Exhibit 12
AMERICAN AIRLINES, INC.
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended March 31,
	2009	2008

Earnings (loss):
Earnings (loss) before income taxes	$(366)	$(344)

Add: Total fixed charges (per below)	361	370

Less: Interest capitalized	10	5
Total earnings (loss) before income taxes	$(15)	$21

Fixed charges:
Interest	$148	$163

Portion of rental expense representative of the interest factor	208	205

Amortization of debt expense	5	2
Total fixed charges	$361	$370

Ratio of earnings to fixed charges	-	-

Coverage deficiency	$376	$349

Note:As of March 31, 2009 American has guaranteed approximately $427 million of AMR’s unsecured debt and approximately $284 million of AMR Eagle’s secured debt. The impact of these unconditional guarantees is not included in the above computation